Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement Nos. 333-132370 and 333-132370-01

Equity First

Performance First

[GRAPHIC]

OFFERING SUMMARY

(Related to the Pricing Supplement, No. 2007 – MTNDD165, Subject to Completion, Dated September 26, 2007)

CITIGROUP FUNDING INC.

Medium-Term Notes, Series D

Any Payments Due from Citigroup Funding Inc.

Fully and Unconditionally Guaranteed by Citigroup Inc.

PACERSSM

             PACERSSM Based Upon a

Basket of Energy Indices

Premium mAndatory Callable

Equity-linked secuRitieS

Due 2009

Citigroup Funding Inc., the issuer, and Citigroup Inc., the guarantor, have filed a registration statement (including a prospectus supplement and related prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus supplement and the related prospectus in that registration statement (File No. 333-132370) and the other documents Citigroup Funding and Citigroup Inc. have filed with the SEC for more complete information about Citigroup Funding, Citigroup Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the prospectus by calling toll-free 1-877-858-5407.

Investment Products	Not FDIC Insured	May Lose Value	No Bank Guarantee

September 26, 2007

2	PACERSSM

PACERSSM

Premium mAndatory Callable Equity-linked secuRitieS

Based Upon a Basket of Energy Indices

Due 2009

This offering summary represents a summary of the terms and conditions of the PACERS. We encourage you to read the preliminary pricing supplement and accompanying prospectus supplement and prospectus related to this offering. Capitalized terms used in this overview are defined in the “Preliminary Terms” below.

Overview of the PACERSSM

Premium mAndatory Callable Equity-linked secuRitieS, or PACERSSM, are callable index-linked investments that offer the potential of a fixed rate of return if the PACERS are called, while also providing limited protection against a decline in the value of the Underlying Basket on which the PACERS are based. The PACERS are based upon a basket comprised of two indices–the PHLX Oil Service Sector Index and the S&P GSCITM Energy Excess Return Index–have a maturity of approximately 1.5 years and are issued by Citigroup Funding Inc. Some key characteristics of the PACERS include:

O

No Periodic Payments. The PACERS do not offer current income, which means that you will not receive any periodic interest on the PACERS. You will also not receive any dividend payments or other distributions, if any, made on the stocks included in the Underlying Basket. Instead, a Mandatory Call Premium on the PACERS, if any, will be paid only if the PACERS are called on any Call Date and depends on the closing value of the Underlying Basket on each Call Date.

O

Mandatory Call. The PACERS are mandatorily callable by Citigroup Funding on any of the three Call Dates during any of the three semi-annual Call Determination Periods, commencing approximately six months after the Issue Date, if the closing value of the Underlying Basket on any Call Date is greater than or equal to the closing value of the Underlying Basket on the Pricing Date. The PACERS will not otherwise be called even if the closing value on any other day is greater than or equal to the Initial Basket Value. If mandatorily called, you will receive an amount in cash per PACERS equal to $10 plus a Mandatory Call Premium equal to approximately 12.50% to 14.00% (to be determined on the Pricing Date) per annum on a simple interest basis. Thus, the applicable Mandatory Call Premium is expected to be approximately (i) 6.25% to 7.00% (to be determined on the Pricing Date), if called in April 2008, (ii) 12.50% to 14.00% (to be determined on the Pricing Date), if called in October 2008, and (iii) 18.75% to 21.00% (to be determined on the Pricing Date), if called in April 2009.

O

No Principal Protection. While the PACERS provide limited protection against the decline in the value of the Underlying Basket, the PACERS are not principal protected. If the PACERS are not called, for each PACERS you hold at maturity you will receive $10 in cash unless the closing value of the Underlying Basket on any index business day after the Pricing Date up to and including the Valuation Date is less than or equal to approximately 80% (to be determined on the Pricing Date) of the Initial Basket Value. In that case, you will receive cash in an amount equal to the product of the Final Basket Value and the

PACERSSM	3

Basket Ratio ($10 divided by the Initial Basket Value). In this case, the amount you receive at maturity for each PACERS will be less than the amount of your initial investment and could be zero and your investment in the PACERS will result in a loss.

The PACERS are a series of unsecured senior debt securities issued by Citigroup Funding. Any payments due on the PACERS are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company. The PACERS will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding and, as a result of the guarantee, any payments due under the PACERS will rank equally with all other unsecured and unsubordinated debt of Citigroup Inc. The return of the principal amount of your investment in the PACERS at maturity is not guaranteed.

Types of Investors

The PACERS may be an attractive investment for investors with a neutral to mildly optimistic investment view on the Underlying Basket who are also willing to accept risk to the principal invested, including:

O	Investors with neutral to moderate growth expectations for the Underlying Basket who also seek limited protection against loss

O	Investors willing to trade potential upside appreciation in the Underlying Basket in return for the potential to receive a fixed per annum return if the PACERS are called

O

Current or prospective holders of an exchange-traded fund benchmarked to either of the indices comprising the Underlying Basket who are willing to accept the downside risk in the Underlying Basket subject to limited protection against loss

Preliminary Terms

Issuer:	Citigroup Funding Inc.
Security:	Premium mAndatory Callable Equity-linked secuRitieS (PACERSSM) Based Upon a Basket of Energy Indices
Guarantee:	Any payments due on the PACERS are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company; however, because the PACERS are not principal protected, you may receive a payment at maturity with a value less than the amount you initially invest.
Rating of the Issuer’s Obligations:	Aa1/AA (Moody’s/S&P) based upon the Citigroup Inc. guarantee; however, because the PACERS are not principal protected, you may receive an amount at maturity that is less than the amount you initially invest.
Principal Protection:	None
Pricing Date:	October , 2007
Issue Date:	Three business days after the Pricing Date
Valuation Date:	Approximately 1.5 years from the Pricing Date
Maturity Date:	Approximately 1.5 years from the Issue Date
Issue Price:	$10 per PACERS
Coupon:	None
Underlying Basket:	A basket based on the weighted returns of two indices: the PHLX Oil Service Sector Index and the S&P GSCI™ Energy Excess Return Index. Each index initially will compose 50% of the value of the Underlying Basket. The percentage of the value of the Underlying Basket represented by each index will vary over the term of the PACERS.

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Amount to Be Received at Maturity:

If not called before the Maturity Date, for each $10 PACERS:

(1) cash in an amount equal to the product of the Final Basket Value and the Basket Ratio if the closing value of the Underlying Basket on any index business day after the Pricing Date up to and including the Valuation Date has declined by approximately 20% (to be determined on the Pricing Date) or more from the Initial Basket Value, or

(2) $10 in cash.

Basket Ratio:	0.1000, $10 divided by the Initial Basket Value
Initial Basket Value:	100, the value of the Underlying Basket set on the Pricing Date
Final Basket Value:	The closing value of the Underlying Basket on the Valuation Date
Mandatory Call Feature:	Mandatorily callable semi-annually in whole, but not in part, on any Call Date for the Call Price if the closing value of the Underlying Basket on any Call Date is equal to or greater than the Initial Basket Value of 100. If we call the PACERS during any Call Determination Period, the related call payment date will be at least three business days after the relevant Call Date or, in the case of the Call Determination Period beginning on April , 2009, at maturity.
Call Dates:	Any index business day during any Call Determination Period on which the PACERS are mandatorily called.
Call Determination Period:	Each of the three-index-business-day periods, starting on and including April , 2008, October , 2008, and April , 2009.
Mandatory Call Premium:

Approximately 12.50% to 14.00% (to be determined on the Pricing Date) per annum on a simple interest basis. Thus, the Mandatory Call Premium is expected to be:

(1) 6.25% to 7.00% (to be determined on the Pricing Date), if called in April 2008

(2) 12.50% to 14.00% (to be determined on the Pricing Date), if called in October 2008

(3) 18.75% to 21.00% (to be determined on the Pricing Date), if called in April 2009

Call Price:	(1) $ per PACERS, if called in April 2008 (2) $ per PACERS, if called in October 2008 (3) $ per PACERS, if called in April 2009
Listing:	The PACERS will not be listed on any exchange.
Underwriting Discount:	2.25%
Calculation Agent:	Citigroup Global Markets Inc.

Benefits of the PACERS

O

Potential Return Through Mandatory Call Feature.    Citigroup Funding must call the PACERS and pay you cash in an amount equal to $10 plus a Mandatory Call Premium equal to approximately 12.50% to 14.00% per annum on a simple interest basis (to be determined on the Pricing Date) if on any Call Date the closing value of the Underlying Basket is equal to or greater than the Initial Basket Value of 100. In this case, your return on the PACERS will be greater than your initial investment, although you will not receive a return of more than approximately 12.50% to 14.00% per annum on a simple interest basis (to be determined on the Pricing Date).

O

Protection Against Loss in Limited Circumstances.    If Citigroup Funding does not call the PACERS, at maturity you will receive your original investment in the PACERS even if the closing value of the Underlying Basket has declined from the Initial Basket Value, as long as the closing value of the Underlying Basket on any index business day after the Pricing Date up to and including the Valuation Date does not decline from the Initial Basket Value by the predetermined percentage or more. In this case, you will not suffer the same loss that a direct investment in the Underlying Basket would produce. However, if the closing value of the Underlying Basket on any index business day after the Pricing Date up to and including the Valuation Date does decline by the predetermined percentage or more, the amount you receive at maturity will be less than your initial investment and could be zero.

PACERSSM	5

Key Risk Factors for the PACERS

An investment in the PACERS involves significant risks. While some of the risks are summarized below, please review the “Risk Factors Relating to the PACERS” section of the preliminary pricing supplement related to this particular offering and the “Risk Factors” section of the accompanying prospectus supplement for a full description of risks.

O

Potential for Loss.    If Citigroup Funding does not call the PACERS, the amount you will receive at maturity of the PACERS will depend on the closing value of the Underlying Basket during the term of the PACERS. If on any index business day after the Pricing Date up to and including the Valuation Date, the closing value of the Underlying Basket declines from the Initial Basket Value by the predetermined percentage or more and the PACERS are not called, you will receive an amount in cash at maturity that will be less than the amount of your initial investment in the PACERS and which could be zero.

O

No Periodic Payments.    You will not receive any periodic payments of interest on the PACERS. In addition, you will not be entitled to receive dividend payments or other distributions, if any, made on the stocks included in the Underlying Basket.

O

Appreciation May Be Limited.    If the PACERS are mandatorily called, you will receive cash in an amount equal to $10 plus a Mandatory Call Premium equal to approximately 12.50% to 14.00% (to be determined on the Pricing Date) per annum on a simple interest basis. The opportunity to participate in possible increases in the value of the Underlying Basket is unavailable if the PACERS are mandatorily called because the return you receive will be limited to the applicable Mandatory Call Premium. Your return on the PACERS may be less than your return on a similar security that allowed you to participate more fully in the appreciation of the Underlying Basket.

O

The Return on the Underlying Basket May be Lower than the Return on Either of the Indices Alone.     Because the value of the Underlying Basket will be based on the weighted returns of the two indices comprising the basket, a significant increase in the value of one of the indices during the term of the PACERS but not the other index may be substantially or entirely offset by a decrease in the value of the other index during the term of the PACERS. This may cause your return on the PACERS, if any, to be less than the return on a similar instrument linked to just one of the indices comprising the Underlying Basket.

O

Volatility of the Indices Comprising the Underlying Basket.    Historically, the values of the indices comprising the Underlying Basket have been volatile. From January 1, 1999 to September 25, 2007, the closing value of the PHLX Oil Service Sector Index has been as low as 47.40 and as high as 300.77 and the closing value of the S&P GSCITM Energy Excess Return Index has been as low as 93.55 and as high as 696.78. If we do not call the PACERS, whether you receive an amount at maturity in cash equal to the amount of your initial investment in the PACERS or less than your initial investment depends upon the closing value of the Underlying Basket on any index business day after the Pricing Date up to and including the Valuation Date. The volatility of the value of the indices comprising the Underlying Basket may result in your receiving an amount in cash at maturity less than your initial investment in the PACERS, which will result in a loss.

O

Lack of Diversification.    Because the PACERS are linked to an Underlying Basket composed of stocks and futures contracts in the energy sector, the PACERS are exposed to risks associated with an undiversified investment in this sector. Thus, an investment in the PACERS is likely to be more volatile than an investment in a note linked to a more diversified basket of stocks and/or future contracts. Increased volatility increases the chance that the closing value of the Underlying Basket on any index business day after the Pricing Date up to and including the Valuation Date will be less than or equal to approximately 80% (to be

6	PACERSSM

determined on the Pricing Date) of the Initial Basket Value, causing you to receive an amount at maturity less than the amount of your initial investment.

O

Potential for a Lower Comparative Yield.    Because you will not receive any periodic payments of interest or any other periodic payments on the PACERS, if the PACERS are not mandatorily called (and regardless of whether the closing value of the Underlying Basket on any index business day after the Pricing Date up to and including the Valuation Date declines by the predetermined percentage or more), the effective yield on the PACERS will be less than that which would be payable on a conventional fixed-rate debt security of Citigroup Funding of comparable maturity.

O	Special Considerations Related to the S&P GSCITM Energy Excess Return Index.

O

The PACERS are not futures contracts and will not be regulated by the Commodity Futures Trading Commission. You will not own or have any beneficial or other legal interest in the futures contracts or commodities included in the S&P GSCITM Energy Excess Return Index.

O

Market prices of the commodity futures contracts underlying the S&P GSCITM Energy Excess Return Index are highly volatile and may fluctuate rapidly based on a variety of factors including changes in supply and demand relationships, weather, and domestic and foreign political and economic events and policies. This may in turn result in volatile changes in the value of the S&P GSCITM Energy Excess Return Index and thus the Underlying Basket.

O

Putting aside other considerations, if the market prices for the commodity futures contracts underlying the S&P GSCITM Energy Excess Return Index are higher in the distant delivery months than in the nearer delivery months, resulting in a negative “roll yield,” the value of the S&P GSCITM Energy Excess Return Index would likely decrease, thus likely decreasing the value of the Underlying Basket.

O

Exchange Listing and Secondary Market.    The PACERS will not be listed on any exchange. There is currently no secondary market for the PACERS. Even if a secondary market does develop, it may not be liquid and may not continue for the term of the PACERS. Although Citigroup Global Markets intends to make a market in the PACERS, it is not obligated to do so.

O

Resale Value of the PACERS May be Lower Than Your Initial Investment.    Due to, among other things, changes in the value of the Underlying Basket, interest rates, the performance of the stocks and futures contracts included in the Underlying Basket, other economic conditions and Citigroup Funding and Citigroup Inc.’s perceived creditworthiness, the PACERS may trade at prices below their initial issue price of $10 per PACERS. You could receive substantially less than the amount of your initial investment if you sell your PACERS prior to maturity.

O

Fees and Conflicts.    Citigroup Global Markets and its affiliates involved in this offering are expected to receive compensation for activities and services provided in connection with the PACERS. Further, Citigroup Funding expects to hedge its obligations under the PACERS through the trading of the stocks and/or futures contracts included in the Underlying Basket, or other instruments, such as options, swaps or futures, based upon the Underlying Basket or the stocks and/or futures contracts included in the Underlying Basket by one or more of its affiliates. Each of Citigroup Funding’s or its affiliates’ hedging activities and Citigroup Global Markets’ role as the Calculation Agent for the PACERS may result in a conflict of interest.

O	Citigroup Inc. Credit Risk. The PACERS are subject to the credit risk of Citigroup Inc., Citigroup Funding’s parent company and the guarantor of any payments due on the PACERS.

PACERSSM	7

Description of the Underlying Basket

General

The Underlying Basket will be established on the Pricing Date and will be calculated by Citigroup Global Markets, as calculation agent. The Underlying Basket will represent the weighted returns of two indices from the Pricing Date through the Valuation Date: the PHLX Oil Service Sector Index and the S&P GSCITM Energy Excess Return Index. Each of the indices initially will be weighted as set forth below based on the value of each index on the Pricing Date, as determined by the calculation agent, to achieve a Starting Value of 100 for the Underlying Basket on that date:

Underlying Index	Percentage of Basket	Initial Index Value	Basket Composition Ratio
PHLX Oil Service Sector Index	50%
S&P GSCITM Energy Excess Return Index	50%

The value of the Underlying Basket on any index business day, including during each Call Determination Period and the Valuation Date, will equal the sum of the products of each index’s closing value and that index’s basket composition ratio.

Hypothetical Historical Data on the Underlying Basket

The following table sets forth the hypothetical high and low closing values of the Underlying Basket for each month in the period from January 1999 through August 2007 and the following graph sets forth the hypothetical daily closing values of the Underlying Basket on each index business day commencing on January 4, 1999 and ending on September 25, 2007, each calculated as if the Underlying Basket had been created on January 4, 1999 with an initial value of 100. The Underlying Basket actually will be calculated on the Pricing Date with a value of 100. The hypothetical historical closing values set forth below have not been reviewed or verified by the Philadelphia Stock Exchange, S&P or any other independent third-party.

Actual historical closing values of each of the indices comprising the Underlying Basket were used to calculate the hypothetical closing values of the Underlying Basket. However, these hypothetical closing values should not be taken as an indication of the actual composition of the Underlying Basket or the future performance of the Underlying Basket or what the market value of the PACERS may be. Any hypothetical historical upward or downward trend in the value of the Underlying Basket during any period set forth below is not an indication that the Underlying Basket is more or less likely to increase or decrease at any time during the term of the PACERS.

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Hypothetical Historical High and Low Closing Values

	1999		2000		2001		2002
	High	Low	High	Low	High	Low	High	Low
January	108.55	94.22	186.31	160.50	275.04	260.43	174.83	154.05
February	97.74	89.61	201.14	176.28	285.13	257.59	179.70	161.44
March	126.68	90.12	228.37	198.81	277.76	243.38	208.65	183.12
April	138.73	115.39	214.56	190.63	269.64	235.21	217.04	189.46
May	142.22	126.37	243.79	213.72	276.46	256.60	225.42	204.12
June	143.23	125.54	251.86	227.42	261.57	217.58	206.70	191.37
July	149.82	139.72	251.06	222.77	224.72	200.18	198.74	174.26
August	163.73	147.31	276.19	234.52	214.75	198.59	204.00	173.46
September	169.83	154.01	293.03	265.90	207.51	162.11	200.61	187.66
October	157.89	138.65	293.89	253.34	187.08	167.42	204.35	188.57
November	171.57	146.75	280.49	256.54	183.20	150.81	198.93	181.05
December	171.45	152.80	274.25	246.79	179.51	160.31	224.69	199.25

	2003		2004		2005		2006		2007
	High	Low	High	Low	High	Low	High	Low	High	Low
January	227.31	210.27	271.44	252.11	352.23	312.03	482.25	440.08	360.58	328.47
February	261.14	226.21	278.20	253.53	372.30	333.71	463.68	405.45	374.62	357.81
March	260.29	210.92	286.65	269.62	394.38	368.88	451.24	408.82	396.28	360.35
April	224.76	206.97	292.89	267.91	405.33	354.08	493.72	445.74	413.83	390.37
May	239.48	209.25	308.26	289.08	364.06	339.81	492.85	440.75	427.87	401.33
June	251.98	231.84	309.70	285.81	404.31	369.05	466.74	421.79	445.77	418.15
July	239.65	225.25	323.83	302.20	416.93	393.06	466.52	432.54	465.72	445.23
August	246.17	233.07	330.88	309.67	479.92	424.28	466.29	420.40	450.30	416.82
September	231.43	216.95	356.54	314.79	489.87	446.94	422.20	364.01
October	245.98	218.38	390.63	358.12	476.83	424.55	386.80	355.28
November	238.88	220.33	365.15	337.24	443.21	413.94	398.66	366.49
December	263.13	229.14	343.72	313.48	459.39	418.96	399.78	369.60

Hypothetical Historical Daily Closing Values

PACERSSM	9

The source of the date on each component index used to compute the hypothetical historical closing values of the Underlying Basket is Bloomberg.

You should refer to the preliminary pricing supplement related to this offering for additional information on the Underlying Basket and each component index, including its historical closing values, respective makeup, method of calculation and changes in its components. All such disclosures in the preliminary pricing supplement are derived from publicly available information. None of Citigroup Funding, Citigroup Inc., Citigroup Global Markets or the trustee assumes any responsibility for the accuracy or completeness of such information. You should also be aware that an investment in the PACERS does not entitle you to any dividends or voting rights in respect of the stocks or any other ownership or other interest in respect of the futures contracts included in the indices comprising the Underlying Basket.

License Agreements

S&P and Citigroup Global Markets, an affiliate of Citigroup Funding, have entered into a non-exclusive license agreement providing for the license to Citigroup Global Markets and its affiliates, in exchange for a fee, of the right to use indices owned and published by S&P in connection with certain financial instruments, including the PACERS.

The license agreement between S&P and Citigroup Global Markets provides that the following language must be stated in this Offering Summary:

“The PACERS are not sponsored, endorsed, sold or promoted by S&P. S&P makes no representation or warranty, express or implied, to the holders of the PACERS or any member of the public regarding the advisability of investing in securities generally or in the PACERS particularly. S&P’s only relationship to Citigroup Funding is the licensing of certain trademarks, trade names and service marks of S&P and of the S&P GSCITM Energy Excess Return Index, which is determined, composed and calculated by S&P without regard to Citigroup Funding or the PACERS. S&P has no obligation to take the needs of Citigroup Funding or the holders of the PACERS into consideration in determining, composing or calculating the S&P GSCITM Energy Excess Return Index. S&P is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the PACERS to be issued. S&P has no obligation or liability in connection with the administration, marketing or trading of the PACERS.”

PHLX and Citigroup Funding have entered into a non-exclusive license agreement providing for the license to Citigroup Funding, in exchange for a fee, of the right to use the OSX Index, which is owned and published by PHLX, in connection with certain securities, including the PACERS.

The license agreement between PHLX and Citigroup Funding provides that the following language must be stated in this Offering Summary.

“PHLX Oil Service Sector Index (trading symbol: “OSX”) (the “Index”) is not sponsored, endorsed, sold or promoted by Philadelphia Stock Exchange, Inc. (“PHLX”). PHLX makes no representation or warranty, express or implied, to the owners of the Index or any member of the public regarding the advisability of investing in securities generally or in the Index particularly or the ability of the Index to track market performance. PHLX’s only relationship

10	PACERSSM

to Licensee is the licensing of certain names and marks and of the Index, which is determined, composed and calculated without regard to the Licensee. PHLX has no obligation to take the needs of the Licensee or the owners of the Index into consideration in determining, composing or calculating the Index. PHLX is not responsible for and has not participated in any determination or calculation made with respect to the issuance or redemption of the Index. PHLX has no obligation or liability in connection with the administration, purchase, sale, marketing, promotion or trading of the Index.”

Hypothetical Examples

The examples of hypothetical Call Prices and amounts received at maturity set forth below are intended to illustrate the effect of different closing values of the Underlying Basket on the amount you will receive in respect of the PACERS upon a mandatory call or at maturity. All of the hypothetical examples are based on the following assumptions:

O	Issue Price: $10.00 per PACERS

O	Pricing Date: October 24, 2007

O	Settlement Date: October 27, 2007

O	Valuation Date: April 24, 2009

O	Maturity Date: April 27, 2009

O	Initial Basket Value: 100

O	Minimum Underlying Basket value at which a Mandatory Call occurs: 100 (100.00% of the hypothetical Initial Basket Value)

O	Mandatory Call Premium:

a.	6.50%, if called on any Call Date in April 2008

b.	13.00%, if called on any Call Date in October 2008

c.	19.50%, if called on any Call Date in April 2009

O	Basket Ratio: 0.10000 per PACERS

O	Annualized dividend yield of the Underlying Basket: 0.00%.

O

If the PACERS have not been previously called, at maturity, whether you receive cash in an amount equal to the product of the Final Basket Value and the Basket Ratio or your initial investment ($10.00 per PACERS) depends on whether the closing value of the Underlying Basket has declined by 80% or more (to 80 or less, the “Downside Trigger Value”) from the Initial Basket Value on any index business day after the Pricing Date up to and including the Valuation Date.

The following examples are for purposes of illustration only and would provide different results if different assumptions were applied. The actual amount you receive at maturity will depend on the Initial Basket Value; whether the closing value of the Underlying Basket on any Call Date is greater than or equal to the Initial Basket Value, causing the PACERS to be called; and if the PACERS are not called, whether the closing value of the Underlying Basket on any index business day after the Pricing Date up to and including the Valuation Date has declined by approximately 20% or more (to be determined on the Pricing Date) from the Initial Basket Value causing you to receive at maturity cash in an amount equal to the product of the Final Basket Value and the Basket Ratio.

PACERSSM	11

The PACERS are Mandatorily Called on any of the Call Dates

The PACERS have not been previously called and the closing value of the Underlying Basket on the relevant Call Date is equal to or greater than $100.00, the level at which a Mandatory Call occurs. The PACERS are consequently called at the applicable Call Price of $10.00 plus the Mandatory Call Premium per PACERS.

a. If the Call Date occurs in April 2008, the Call Price will be $10.00 plus a Mandatory Call Premium of $0.65. Call Price = $10.00 + $0.65 = $10.65 per PACERS

b. If the Call Date occurs in October 2008, the Call Price will be $10.00 plus a Mandatory Call Premium of $1.30. Call Price = $10.00 + $1.30 = $11.30 per PACERS

c. If the Call Date occurs in April 2009, the Call Price will be $10.00 plus a Mandatory Call Premium of $1.95. Call Price = $10.00 + $1.95 = $11.95 per PACERS

d.      Even if the Downside Trigger Value has been breached, the PACERS will be called on any Index Business Day within any Call Determination Period if the Closing Value of the Underlying Basket on such date is equal to or greater than 100, the value at which a Mandatory Call would occur. If the Call Date occurs in April 2009, the Call Price will be $10.00 plus a Mandatory Call Premium of $1.95. Call Price = $10.00 + $1.95 = $11.95 per PACERS

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The PACERS are not Mandatorily Called on any of the Call Dates and Downside Trigger Value is Not Breached

The PACERS are not called on any of the Call Dates, and the closing value of the Underlying Basket is not less than or equal to 80% of the Initial Basket Value, or 80, on any index business day after the Pricing Date up to and including the Valuation Date.

Since the closing value of the Underlying Basket on any Index Business Day after the Pricing Date up to and including the Valuation Date is not less than or equal to 80, the amount received at maturity will be $10.00 per PACERS.

Amount received at maturity = $10.00 per PACERS

The PACERS are Not Mandatorily Called on any of the Call Dates and Downside Trigger Value is Breached

The PACERS are not called on any of the Call Dates, and the closing value of the Underlying Basket is less than 80% of the Initial Basket Value, or 80, on any index business day after the Pricing Date up to and including the Valuation Date. At maturity you will receive for each PACERS cash in an amount equal to the product of the Final Basket Value and the Basket Ratio (or 0.10000).

Even if the closing value of the Underlying Basket is greater than 80, or the level at which a Mandatory Call occurs, at one or more times on or prior to the Valuation Date, the closing value of the Underlying Basket is below 80 on all of the Call Dates. Consequently, the PACERS will not be called on any Call Date.

If the closing value of the Underlying Basket on any Index Business Day after the Pricing Date up to and including the Valuation Date is equal to or less than 80, then you will receive at maturity cash in an amount equal to the product of the Final Basket Value and the Basket Ratio (or 0.10000). If the Closing Value of the Underlying Basket on the Maturity Date is 75 then the cash amount you will receive, based on such closing value, will be $7.50. Amount received at maturity = 0.10000 * 75 = $7.50.

PACERSSM	13

Summary Chart of Hypothetical Examples

The PACERS are Mandatorily Called

Date on which the PACERS are called	Any Call Date in April 2008	Any Call Date in October 2008	Any Call Date in April 2009 (Downside Trigger Not Breached)	Any Call Date in April 2009 (Downside Trigger Breached)
Hypothetical Initial Basket Value	100.00	100.00	100.00	100.00
Hypothetical lowest closing value on or prior to the Valuation Date	90.00	82.50	82.80	75.00
Is the hypothetical lowest closing value less than or equal to 80% of the Initial Basket Value, or 80?	No	No	No	Yes
Hypothetical minimum value at which a Mandatory Call would occur	100.00	100.00	100.00	100.00
Hypothetical closing value of the Underlying Basket on the Call Dates	110.00	107.50	119.50	107.00
Call Price per PACERS	$10.65	$11.30	$11.95	$11.95
Return on the Underlying Basket (excluding any cash dividend payments)	10.00%	7.50%	19.50%	7.00%
Return on the PACERS	6.50%	13.00%	19.50%	19.50%

The PACERS are not Mandatorily Called

	Downside Trigger Not Breached	Downside Trigger Breached
Hypothetical Initial Basket Value	100.00	100.00
Hypothetical lowest closing value on or prior to the Valuation Date	83.50	75.00
Is the hypothetical lowest closing value less than or equal to 80% of the Initial Basket Value, or 80?	No	Yes
Will investors receive at maturity cash in an amount in cash less than their initial investment?	No	Yes
Hypothetical closing value of the Underlying Basket at maturity	83.50	75.00
Amount Received at Maturity	$10.00	$7.50
Return on the Underlying Basket (excluding any cash dividend payments)	-16.50%	-25.00%
Return on the Underlying Basket (including all cash dividend payments)	-16.50%	-25.00%
Return on the PACERS	0.00%	-25.00%

14	PACERSSM

Certain U.S. Federal Income Tax Considerations

The following summarizes certain federal income tax considerations for U.S. investors that are initial holders of the PACERS and that hold PACERS as capital assets.

In purchasing a PACERS, you agree with Citigroup Funding Inc. that you and Citigroup Funding Inc. intend to treat a PACERS for U.S. federal income tax purposes as a cash-settled derivative financial instrument providing for the future payment based on the value of the Underlying Basket. Under such treatment, at maturity or upon the mandatory redemption of the PACERS for cash prior to or at maturity, or upon the sale or other taxable disposition of a PACERS, you will generally recognize capital gain or loss under such treatment equal to the difference, if any, between the amount received at maturity or the amount realized as a result of such mandatory redemption, sale or other taxable disposition and your tax basis in the PACERS. Any such gain or loss generally will be long-term capital gain or loss if you have held the PACERS for more than one year at the time of disposition. Due to the absence of authority as to the proper characterization of the PACERS, no assurance can be given that the Internal Revenue Service will accept, or that a court will uphold, the characterization and tax treatment described above, and alternative treatments of the PACERS could result in less favorable U.S. federal income tax consequences to you, including a requirement to accrue income on a current basis.

No statutory, judicial or administrative authority directly addresses the characterization of the PACERS or instruments similar to the PACERS for U.S. federal income tax purposes. As a result, significant aspects of the U.S. federal income tax consequences of an investment in the PACERS are not certain. Accordingly, a prospective investor (including a tax-exempt investor) in the PACERS should consult his or her tax advisor in determining the tax consequences of an investment in the PACERS.

In the case of a holder of the PACERS that is not a U.S. person, any capital gain realized upon the maturity, sale or other disposition of the PACERS should not be subject to U.S. withholding tax if:

(i)	The holder complies with the applicable certification requirement (including in general the furnishing of an IRS Form W-8 or substitute form)

(ii)	Such gain is not effectively connected with a U.S. trade or business of such holder, and

(iii)	in the case of an individual, such individual is not present in the United States for 183 days or more in the taxable year of the sale or other disposition or the gain is not attributable to a fixed place of business maintained by such individual in the United States.

You should refer to the preliminary pricing supplement related to this offering for additional information relating to U.S. federal income tax and should consult your own tax advisors to determine tax consequences particular to your situation.

ERISA and IRA Purchase Considerations

Employee benefit plans subject to ERISA, entities the assets of which are deemed to constitute the assets of such plans, governmental or other plans subject to laws substantially similar to ERISA and retirement accounts (including Keogh, SEP and SIMPLE plans, individual retirement accounts and individual retirement annuities) are permitted to purchase the PACERS as long

PACERSSM	15

as either (A) (1) no Citigroup Global Markets affiliate or employee is a fiduciary to such plan or retirement account that has or exercises any discretionary authority or control with respect to the assets of such plan or retirement account used to purchase the PACERS or renders investment advice with respect to those assets, and (2) such plan or retirement account is paying no more than adequate consideration for the PACERS or (B) its acquisition and holding of the PACERS is not prohibited by any such provisions or laws or is exempt from any such prohibition. However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the PACERS if the account, plan or annuity is for the benefit of an employee of Citigroup Global Markets or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of the PACERS by the account, plan or annuity.

You should refer to the section “ERISA Matters” in the preliminary pricing supplement related to this offering for more information.

Additional Considerations

If the closing value of any of the indices comprising the Underlying Basket is not available on the Valuation Date or on any index business day, the Calculation Agent may determine the value of the Underlying Basket in accordance with the procedures set forth in the preliminary pricing supplement related to this offering. In addition, if any of the indices comprising the Underlying Basket is discontinued, the Calculation Agent may determine the value of the Underlying Basket by reference to a successor index or, if no successor index is available, in accordance with the procedures last used to calculate the value of the relevant index prior to any such discontinuance. You should refer to the sections “Description of the PACERS—Discontinuance of the Indices” and “—Alteration of Method of Calculation” in the related preliminary pricing supplement for more information.

Citigroup Global Markets is an affiliate of Citigroup Funding. Accordingly, the offering will conform to the requirements set forth in Rule 2720 of the Conduct Rules of the National Association of Securities Dealers.

Client accounts over which Citigroup Inc. or its subsidiaries have investment discretion are NOT permitted to purchase the PACERS, either directly or indirectly.

“Standard & Poor’s®,” “S&P®” and “S&P GSCITM” are trademarks of The McGraw-Hill Companies, Inc., “PHLX Oil Service SectorSM” are service marks of the Philadelphia Stock Exchange Inc. and all have been licensed for use by Citigroup Funding’s affiliate, Citigroup Global Markets Inc. The PACERS have not been passed on by Standard & Poor’s, the McGraw-Hill Companies, Inc. or the Philadelphia Stock Exchange Inc. as to their legality or suitability. The PACERS are not sponsored, endorsed, sold or promoted by Standard & Poor’s, The McGraw-Hill Companies, Inc. or the Philadelphia Stock Exchange Inc. None of Standard & Poor’s, the McGraw-Hill Companies, Inc. or the Philadelphia Stock Exchange Inc. make any warranties or bear any liability with respect to the PACERS.

PACERSSM is a registered service mark of Citigroup Global Markets Inc.

©2007 Citigroup Global Markets Inc. All rights reserved. Citi and Citi Arc Design are trademarks and service marks of Citigroup Inc. or its affiliates and are used and registered throughout the world.